Exhibit 99.1


                              FOR IMMEDIATE RELEASE


Investor Relations:                                   Media Relations:
Emer Reynolds                                         Anita Kawatra
Ph:  353-1-709-4000                                   Ph:  212-407-5740
     800-252-3526                                          800-252-3526


        KYRAN McLAUGHLIN ASSUMES CHAIRMANSHIP OF ELAN BOARD OF DIRECTORS

DUBLIN, IRELAND, January 7, 2005 - Elan Corporation, plc announced today that Garo Armen, Ph.D. has stepped down from his role as chairman of the board and that at the recommendation of the board's nominating committee, Kyran McLaughlin is assuming the non-executive chairmanship of the board of directors. Dr. Armen will remain as a member of the board of directors. This change is effective immediately.

Kyran McLaughlin was appointed a director of Elan in January 1998. He is head of Capital Markets and Deputy Chairman at Davy Stockbrokers, Ireland's largest stockbroker firm. He is a director of Ryanair Holdings, plc and is a director of a number of private companies.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan (NYSE:
ELN) shares trade on the New York, London and Dublin Stock Exchanges.



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